May 22, 2017

Attn: Carlos Pacho,
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
Securities and Exchange Commission
Washington, D.C. 20549

Re:	GeneSYS ID, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Form 10-Q for Fiscal Quarter Ended September 30, 2016 Response dated February 3, 2017 File No. 000-55373

Dear Mr. Pacho:

Please accept this letter as GeneSYS ID, Inc. further response to your comments in your letter dated February 3, 2017 and our subsequent telephone discussions.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 7 Equity, page F-14

In response to your comment relating to the issue of recording initial compensation expense, the original 2,000 Preferred B shares were issued to founders and initial investors at par value $0.001. None of the recepients of the preffered stock are employees of the company and no work was performed in exchange for the shares. The shares issued are considered a capital transaction recorded in the equity section of the balance sheet. Our conclusion as to the accounting teatment is based on ASC 505-50-25 and ASC 505-50-S25-1 through 505-50-S25-2. We also based our conclusion on SEC Staff Guidance S99-1.

Note 12 Assets acquired from My Touch ID, LLC, page F-21

1.	The Company expects to file the audited and pro-forma financial statements of My Touch ID, LLC. in conjunction with the Form 10-K filing for GeneSYS ID, Inc. for the Fiscal Year 2016. The Form 10-K will be filed as soon as we have resolved all outstanding SEC comments.

If you have any further questions please do not hesitate to call me on 702-800-4620 x 101.

Yours sincerely,

Lorraine M. Yarde
Chief Executive Officer
GeneSYS ID, Inc.